Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: November 22, 2022

On November 21, 2022, Broadcom Inc. published the following post on LinkedIn:

 On November 21, 2022, Broadcom Inc. published the following post on Twitter:

On November 21, 2022, Broadcom Software Group published the following post on LinkedIn:

On November 21, 2022, Broadcom Software Group published the following post on Twitter:

On November 21, 2022, Hock Tan published the following post on LinkedIn:

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs,” Broadcom Software Group’s “Broadcom Software Blog” and at reimaginingsoftware.com]

A Combined Broadcom & VMware: Clouds and Sovereignty

Empowering more customers to exercise their own sovereign choices when storing and managing data

The trend towards sovereign clouds has been one of the central topics that customers, particularly in Europe, have raised since we announced the Broadcom-VMware transaction. They want to know what role a combined Broadcom-VMware would play as governments increasingly recognize the power of data – economically, politically, and geo-politically – to drive local, national, and even multi-national economic development. In short, Broadcom sees cloud sovereignty as extremely important to the future of data management, and we see VMware, with its multi-cloud strategy and offerings, as being a key enabler in the adoption of sovereign clouds.

A sovereign cloud is essentially a cloud computing architecture for a suite of digital services built specifically around a common set of national or multinational standards. Adhering to these standards provides cloud providers with an open architecture to give their customers greater interoperability and, more importantly, greater control over their data.

The shift to sovereign clouds has been driven by rapidly expanding requirements from governments and businesses alike to enhance data privacy, cybersecurity, and broader economic development. More than 70% of large organizations surveyed last year, by the Capgemini Research Institute, said they planned to adopt cloud sovereignty, both to protect customer data and ensure compliance with new national data protection and localization rules. Those rules are proliferating quickly. The Information Technology and Innovation Foundation found that the number of laws, regulations and government policies requiring digital information to be stored in a specific country more than doubled globally over the most recent four-year period.

Gaia-X, for example, is a sovereign cloud architecture led by France and Germany driven by customer data sovereignty under a framework that delivers Europe’s digital transformation. Frameworks like Gaia-X have promoted many European industry leaders -- from OVHcloud to Deutsche Telekom --to incorporate sovereign clouds as part of their overall IT infrastructure. The EU Cloud Certification Scheme (EUCS) is another effort to develop a single cloud security certification set of requirements at EU-wide level.

However, sovereign clouds are but one piece of a data management puzzle that is highly complex and continues to evolve. As a trusted partner, Broadcom must anticipate this evolution for our customers and then innovate to meet the challenges we see ahead. We feel strongly that our acquisition of VMware will accelerate this innovation, particularly in multi-cloud, where VMware already has leading solutions.

I’ve said before that multi-cloud is the future of enterprise IT. A multi-cloud approach enables the flexibility to manage and protect data across different environments – private, public, or sovereign – at will. And when integrated with sovereign cloud, multi-cloud enables customers to deliver differentiated services at scale while remaining secure and in compliance with regulatory frameworks. Maintaining this choice, control, and agility is both crucial for growth and a daunting task for enterprises globally.

Following the close of Broadcom’s acquisition of VMware, we will have a complementary portfolio that provides our customers – such as governments and critical infrastructure operators, including banks and healthcare operators – the tools they need to use the various cloud environments strategically and impactfully. Just as important, we will invest in our innovation engine and long-term product improvement to drive new, customer-centric solutions for the multi-cloud era and empower more customers to exercise their own sovereign choices when storing and managing data.

To stay updated on the news about the transaction, click here.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.